UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
ExxonMobil Holdings Corporation
(Exact name of the registrant as specified in its charter)

Texas	1-43384	41-4104094
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)
 22777 Springwoods Village Parkway, Spring, Texas 77389-1425
        (Address of principal executive offices)
Joe Bob Allaire (972) 940-6000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:
[  ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to
December 31 _____ .
[X] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31,
2025.
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SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01 Resource Extraction Issuer Disclosure and Report
This consolidated report (“Report”) is prepared and furnished in accordance with the Securities Exchange Act of 1934 under Rule 13q-1 transposed into law effective March 16, 2021, regarding Disclosure of Payments by Resource Extraction
Issuers (the “Regulations”) on behalf of ExxonMobil Holdings Corporation ("EMHC"), its subsidiaries and entities required to be included in this Report (hereinafter referred to as “ExxonMobil”).
Explanatory Note. On July 1, 2026, Exxon Mobil Corporation, a New Jersey corporation ("EMC"), completed its previously announced redomiciliation reorganization, pursuant to which EMHC became the publicly traded parent company of the ExxonMobil consolidated group and the successor registrant of EMC's common stock under the Securities
Exchange Act of 1934 ("Exchange Act"). Additional information regarding the redomiciliation reorganization is included in Form 10-Q filed by EMC and EMHC for the quarterly period ended June 30, 2026. EMHC is furnishing this Report on behalf of itself, and its subsidiary EMC, as part of the consolidated group referenced above. References herein to the company’s Form 10-K reports or other publicly available disclosures may where applicable refer to reports and disclosures of EMC prior to the redomiciliation.
This Report includes cash and in-kind payments made to Foreign Governments or the U.S. Federal Government with respect to commercial development of oil, natural gas, or minerals involving exploration, extraction, processing, and export of oil, natural gas, or minerals, or the acquisition of a license for any such activity. Any extractive payments in the
Upstream, Energy Products, Chemical Products, and Specialty Products business segments have been captured. As required by the Regulations, payments included in this Report are on a cash (rather than accrual) basis, based on the year in which the payment was made.
The payments reported follow Form SD’s instructions but do not equal our ultimate liabilities (e.g., production entitlements, taxes, and royalties) for the reporting year. Notably, the Report only covers extractive payments and, in most cases, fails to include payments made to governments related to our other business segments. Additionally, the Report is limited to payments we control and excludes ExxonMobil’s share of significant payments made to governments by other parties (e.g., equity companies). More specifically, the tax payments reported in this document do not equal our ultimate tax liability. They are the payments we made to the governments in the reporting year reduced by the amount of any refunds and do not include amounts for the purchase of tax credits. For these reasons, we believe the total global taxes and duties expense listed in ExxonMobil's publicly available financial statements provide a more accurate reflection of the full scope of contributions made to governments.
Please note: this Report only covers the payments required to be disclosed under the Regulations. This does not reflect the full scope of ExxonMobil’s global economic contributions from the capital we invest annually (>$28 billion in 2025) or the taxes, fees, and duties paid to local, state, and federal governments, which is far greater than what is reflected in this report:
•In 2025, as reflected in ExxonMobil's financial statements, ExxonMobil earnings totaled nearly $29 billion.
•Global tax and duties expense in 2025 was $40 billion.
◦This includes more than $11 billion in income taxes.
◦Based on 2025 Form 10-K's, ExxonMobil was the 6th highest cash tax payor of worldwide income taxes in the Fortune 25 U.S. companies. Our 2025 worldwide effective income tax rate was 31%.
•Payments reported may be influenced by commodity price conditions during the reporting year, divestments, operatorship transfers, and timing differences between liability recognition and cash settlement, as well as other factors impacting operations or results as described in ExxonMobil’s publicly available disclosures.
The narrow focus of this report makes it challenging to draw meaningful comparisons of payments across countries.
Payments to different governments vary due to factors like resource type, project start-up timing, whether payments are controlled by ExxonMobil or third parties, and whether third parties or partners are considered government entities.
Payments can also vary dramatically depending on the age of the field and the related pace and amount of resource depletion. Fiscal terms are always subject to negotiation and are reflective of the relative risk and upfront investment required.
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The payment disclosure required by Form SD is included as an exhibit to this Form. Payments are reported in U.S. Dollars and are shown in this Report rounded to the nearest $0.1 million. Due to rounding, numbers presented may not add up precisely to the totals indicated. If payments are made in currencies other than U.S. Dollars, those payments are translated using the exchange rate at the time of payment.
ExxonMobil leveraged the delayed reporting provision of Item 2.01 pertaining to payments related to exploratory activities in 2024. These payments have been included in the exhibit to this Form.
ExxonMobil is relying on the alternative reporting provision of Item 2.01. The alternative reports are included in the exhibit to this Form and are available for downloading as follows:
•Imperial Oil Limited’s Extractive Sector Transparency Measures Act (“ESTMA”) report is available at: https://
www.imperialoil.ca/investors/investor-relations/annual-and-quarterly-reports-and-filings.
•ExxonMobil Canada Investments Company, ExxonMobil Canada Properties and ExxonMobil Canada Energy
ESTMA reports are available at: https://corporate.exxonmobil.com/Locations/Canada/ExxonMobil-in-Canada.
•ExxonMobil Luxembourg et Cie SCA’s European Union Directive 2013/34/EU report (RCS number B72560) is available on The Luxemburg Chamber of Commerce website at: https://www.lbr.lu/mjrcs-web-front/consult-
company/B72560?tab=deposit.
•ESSO Exploration and Production UK Limited’s UK Report on Payments to Government Regulations is available on Companies House’s website at: https://extractives.companieshouse.gov.uk/.
The alternative reports listed above for Canada and the UK are reported in local currency with a USD conversion included as supplemental information.
SECTION 3 - EXHIBITS
Item 3.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit	Description
99.1	Exhibit to Form SD - Resource Extraction Payment Report as required by Item 2.01 of this Form
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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EXXONMOBIL HOLDINGS CORPORATION

	/s/ SUSAN E. BUCHANAN	September 25, 2026
By	Susan E. Buchanan	(Date)
Vice President and Chief Accounting Officer
(Principal Accounting Officer)